UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Cyanotech Corporation

(Name of Issuer)

Common Stock,
par value $0.02 per share

(Title of Class of Securities)

232437-301

(CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
New Canaan, CT 06480

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) Not applicable (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 278,791
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 278,7914

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,019
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON (see instructions) PN

Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394TT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) Not applicable (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 19,248
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 19,248

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,019
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON (see instructions) PN

Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) Not applicable (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 298,039
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 298,039

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,019
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) Not applicable (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 16,980
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 16,980

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,019
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON (see instructions) PN

Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) Not applicable (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 16,980
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 16,980

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,019
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Page 6 of 12 Pages

Item 1.

(a)	Name of Issuer Cyanotech Corporation

(b)	Address of Issuer’s Principal Executive Offices 73-4460 Queen Kaahumanu Hwy. #102 Kailua-Kona, HI 96740

Item 2.

(a)	Name of Person Filing (i) Meridian OHC Partners, LP (ii) Meridian TSV II, LP (iii) TSV Investment Partners, LLC (iv) BlueLine Capital Partners II, LP (v) BlueLine Partners, LLC

(b)	Address of the Principal Office or, if none, residence c/o Scott A Shuda Meridian OHC Partners, LP 425 Weed Street New Canaan, CT 06840

(c)
Citizenship

(i) Meridian OHC Partners, LP is a Delaware limited partnership

(ii) Meridian TSV II, LP is a Delaware limited partnership

(iii) TSV Investment Partners, LLC is a Connecticut limited liability company

(iv) BlueLine Capital Partners II, LP is a Delaware limited partnership

(v) BlueLine Partners, LLC is a Delaware limited liability company

(d)	Title of Class of Securities Common stock, par value $0.02 per share

(e)	CUSIP Number 232437-301

Page 7 of 12 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i)	Meridian OHC Partners, LP

	(a)	Amount beneficially owned: 278,791

	(b)	Percent of class: 5.1%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0.

		(ii)	Shared power to vote or to direct the vote 278,791.

		(iii)	Sole power to dispose or to direct the disposition of 0.

		(iv)	Shared power to dispose or to direct the disposition of 278,791.

Page 8 of 12 Pages

(ii)	Meridian TSV II, LP

	(a)	Amount beneficially owned: 19,248

	(b)	Percent of class: 0.3%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0.

		(ii)	Shared power to vote or to direct the vote 19,248.

		(iii)	Sole power to dispose or to direct the disposition of .

		(iv)	Shared power to dispose or to direct the disposition of 19,248.

(iii)	TSV Investment Partners, LLC

	(a)	Amount beneficially owned: 298,039

	(b)	Percent of class: 5.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0.

		(ii)	Shared power to vote or to direct the vote 298,039.

		(iii)	Sole power to dispose or to direct the disposition of 0.

		(iv)	Shared power to dispose or to direct the disposition of 298,039.

(iv)	BlueLine Capital Partners II, LP

	(a)	Amount beneficially owned: 16,980

	(b)	Percent of class: 0.3%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0.

		(ii)	Shared power to vote or to direct the vote 16,980.

		(iii)	Sole power to dispose or to direct the disposition of 0.

		(iv)	Shared power to dispose or to direct the disposition of 16,980.

Page 9 of 12 Pages

(v)	BlueLine Partners, LLC

	(a)	Amount beneficially owned: 16,980

	(b)	Percent of class: 0.3%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0.

		(ii)	Shared power to vote or to direct the vote 16,980.

		(iii)	Sole power to dispose or to direct the disposition of 0.

		(iv)	Shared power to dispose or to direct the disposition of 16,980.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2014

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: __/s/ Scott Shuda________________________
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: __/s/ Scott Shuda________________________
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: __/s/ Scott Shuda________________________
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________
Name:  Scott Shuda
Title:    Managing Director

Page 11 of 12 Pages

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  November 21, 2014

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: __/s/ Scott Shuda________________________
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: __/s/ Scott Shuda________________________
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: __/s/ Scott Shuda________________________
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________
Name:  Scott Shuda
Title:    Managing Director

Page 12 of 12 Pages